Exhibit (a)(1)(i)

OFFER TO PURCHASE

DFC Global Corp.

Offer to Purchase for Cash Any and All of its:

3.25% Senior Convertible Notes due 2017 (CUSIP Number 23324TAB3);

2.875% Senior Convertible Notes due 2027(CUSIP Numbers 256664 AB9 and 256664 AA1); and 3.00% Senior Convertible Notes due 2028

(CUSIP Number 256664 AC7)

THE OFFERS (AS DEFINED BELOW) WILL EXPIRE AT 11:00 A.M., NEW YORK CITY TIME, ON JUNE 13, 2014 UNLESS THE OFFERS ARE EARLIER TERMINATED OR EXTENDED BY DFC GLOBAL CORP. IN ITS SOLE DISCRETION (SUCH TIME, AS THE SAME MAY BE EARLIER TERMINATED OR EXTENDED, THE “EXPIRATION TIME”). HOLDERS OF EACH SERIES OF NOTES (AS DEFINED BELOW) WHO DESIRE TO PARTICIPATE IN THE OFFERS MUST VALIDLY TENDER THEIR NOTES ON OR PRIOR TO THE EXPIRATION TIME. TENDERS OF NOTES MAY BE WITHDRAWN AT ANY TIME PRIOR TO THE EXPIRATION TIME, BUT NOT THEREAFTER.

DFC Global Corp. is a Delaware corporation. Unless otherwise expressly stated or the context otherwise requires, in this Offer to Purchase, “we,” “us,” “our” and the “Company” refer to DFC Global Corp.

We are offering (each an “Offer” and, collectively, the “Offers”) to purchase for cash, upon the terms and subject to the conditions described in this offer to purchase (as it may be amended or supplemented, this “Offer to Purchase”) and the related letter of transmittal (as it may be amended or supplemented, the “Letter of Transmittal”), any and all of our 3.25% Senior Convertible Notes due 2017 (the “2017 Notes”), any and all of our 2.875% Senior Convertible Notes due 2027 (the “2027 Notes”), and any and all of our 3.00% Senior Convertible Notes due 2028 (the “2028 Notes” and, together with the 2017 Notes and the 2027 Notes, the “Notes” and each a “Series” of Notes) from each registered holder of the applicable Series of Notes (each a “Holder” and, collectively, the “Holders”).

CUSIP Number	Issuer	Title of Security	Aggregate Principal Amount Outstanding	Purchase Prices Per $1,000 Principal Amount of Notes(1)
23324TAB3	DFC Global Corp.	3.25% Senior Convertible Notes due 2017	$230,000,000.00	$1,003.30
256664 AB9 256664 AA1	DFC Global Corp. (f/k/a Dollar Financial Corp.)	2.875% Senior Convertible Notes due 2027	$36,195,000.00	$1,002.98
256664 AC7	DFC Global Corp. (f/k/a Dollar Financial Corp.)	3.00% Senior Convertible Notes due 2028	$120,000,000.00	$1,003.08

(1)	Plus accrued and unpaid interest from the last interest payment date to, but not including, the Payment Date (as defined below) for the Notes purchased pursuant to the Offers.

We will pay the purchase prices per $1,000 principal amount set forth in the table above (collectively, the “Purchase Price”), plus accrued and unpaid interest on each Series of Notes up to, but not including, the Payment Date (as defined below), for any Notes we purchase from Holders pursuant to the Offers in same-day funds on the Payment Date, which is expected to be promptly following the Expiration Time (the “Payment Date”). The Offers will expire at 11:00 a.m., New York City time, on June 13, 2014, unless the Offers are earlier terminated or extended by us in our sole discretion.

The Offers are conditioned on satisfaction of the General Conditions (as defined herein) described in “The Offers—Conditions of the Offers; Extension; Amendment; Termination.” The Offers are not conditioned on a minimum principal amount of any Notes being tendered. The Offers are not subject to a financing condition. Acceptance and settlement of Notes tendered pursuant to the Offers is conditioned, however, on consummation of the Merger (as defined herein). See “The Offers—Conditions of the Offers; Extension; Amendment; Termination.”

If a Holder desires to tender Notes pursuant to the Offers, such Holder may do so through The Depository Trust Company’s (“DTC”) Automated Tender Offer Program (“ATOP”), or by following the instructions that appear in this Offer to Purchase and in the Letter of Transmittal. A Holder tendering through ATOP does not need to complete the Letter of Transmittal.

Any questions or requests for assistance may be directed to Jefferies LLC, which is acting as sole dealer manager for the Offers (in such capacity, the “Dealer Manager”), or Global Bondholder Services Corporation, which is acting as the information agent and the tender agent for the Offers (in such capacities, as the case may be, the “Information Agent,” the “Tender Agent” or the “Information and Tender Agent”), at their addresses and telephone numbers set forth on the back cover of this Offer to Purchase. Any requests for additional copies of this Offer to Purchase or the Letter of Transmittal may be directed to the Information and Tender Agent. A Holder may also contact such Holder’s broker, dealer, commercial bank, trust company or other nominee for assistance concerning the Offers.

Our common stock is listed on The Nasdaq Stock Market LLC (“NASDAQ”) under the symbol “DLLR.” On May 12, 2014, the closing price of our common stock on NASDAQ was $9.29 per share.

Neither we nor our affiliates, the Dealer Manager, the Information and Tender Agent, or any of their respective affiliates, makes any recommendation as to whether or not Holders should tender all or any portion of their Notes pursuant to the Offers and no one has been authorized by any of them to make such a recommendation. Holders must make their own decisions as to whether to tender their Notes, and, if so, the amount of their Notes to tender.

Holders should carefully review the information set forth in this Offer to Purchase and the Letter of Transmittal, including “Certain Significant Consequences,” before making a decision with respect to the Offers.

The Offers have not been approved or disapproved by the Securities and Exchange Commission (the “SEC”), nor has the SEC passed upon the fairness or merits of the Offers or upon the accuracy or adequacy of the information contained or incorporated by reference in this Offer to Purchase. Any representation to the contrary is a criminal offense. Further, the Offers are not being made to any Holder of Notes in Jersey and no person shall circulate in Jersey this Offer to Purchase.

The Dealer Manager for the Offers is:

Jefferies LLC

520 Madison Avenue

New York, NY 10022

(877) 547-6340

May 15, 2014

IMPORTANT

A beneficial owner of Notes that are held of record by a broker, dealer, custodian bank, depositary, trust company or other nominee must instruct such nominee to tender the Notes on the beneficial owner’s behalf. See “The Offers—Procedure for Tendering Notes.”

DTC has authorized DTC participants that hold Notes on behalf of beneficial owners of Notes through DTC to tender their Notes as if they were Holders. To effect a tender, DTC participants may, in lieu of physically completing and signing the Letter of Transmittal, transmit their acceptance to DTC through ATOP. To effect such a tender, participants should transmit their acceptance through ATOP and follow the procedure for book-entry transfer set forth in “The Offers—Procedure for Tendering Notes.” Neither Holders nor beneficial owners of tendered Notes will be obligated to pay brokerage fees or commissions to the Dealer Manager or the Information and Tender Agent.

There are no guaranteed delivery provisions applicable to the Offers. Holders must tender their Notes in accordance with the procedures set forth in “The Offers—Procedure for Tendering Notes.”

The statements made in this Offer to Purchase are made as of the date on the cover page and the statements incorporated by reference are made as of the date of the documents incorporated by reference. The delivery of this Offer to Purchase and the Letter of Transmittal shall not under any circumstances create any implication that the information contained herein or incorporated by reference is correct as of a later date or that there has been no change in such information or in our affairs or the affairs of our affiliates since such dates.

This Offer to Purchase does not constitute an offer to purchase any Notes in any jurisdiction in which, or to or from any person to or from whom, it is unlawful to make such offer under applicable securities or blue sky or other laws. If we become aware of any valid state statute prohibiting the making of the Offers or the acceptance of the Notes (and from which we do not have an exemption), we will make a good faith effort to comply with that state statute or seek to have such statute declared inapplicable to the Offers. If, after a good faith effort, we cannot comply with such state statute, we will not make the Offers to, nor will we accept tenders from or on behalf of, the Holders of Notes in that state.

No dealer, salesperson or other person has been authorized to give any information or to make any representation not contained in this Offer to Purchase and, if given or made, such information or representation may not be relied upon as having been authorized by us or the Dealer Manager.

Within 15 calendar days following consummation of the Merger (as defined herein), subject to applicable law, if any Notes of any Series remain outstanding, we intend, further to Section 3.02(b) of each of the indentures governing the Notes, to offer to repurchase any such Notes at par plus accrued and unpaid interest (the “Fundamental Change Repurchase Offer”). As a result of Sections 3.02(b) and (c) of each of the indentures, each Holder of a Note that is not tendered for purchase pursuant to the Offers and remains outstanding will have the right (the “Fundamental Change Repurchase Right”) to require us to repurchase such Notes at par plus accrued and unpaid interest through the repurchase date, which is required to be not less than 20 business days after we distribute notice of the Fundamental Change Repurchase Offer. Holders are being offered a greater purchase price for their Notes pursuant to the Offers than they will be offered later pursuant to the Fundamental Change Repurchase Offer.

Pursuant to Rule 13e-4(f)(6) under the Securities Exchange Act of 1934, as amended (the “Exchange Act”), neither we nor our affiliates may purchase any Notes other than pursuant to the applicable Offer until the expiration of 10 business days after the applicable Expiration Time or other date of termination of the applicable Offer.

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SUMMARY OF THE OFFERS

This Offer to Purchase and the Letter of Transmittal contain important information that should be read carefully before any decision is made with respect to the Offers. The following summary is provided solely for the convenience of the Holders. This summary is not intended to be complete and is qualified in its entirety by reference to the full text and more specific details contained elsewhere in this Offer to Purchase, the Letter of Transmittal and any amendments or supplements hereto or thereto. Holders are urged to read this Offer to Purchase and the Letter of Transmittal in their entirety. Each of the terms used but not defined in this summary has the meaning set forth elsewhere in this Offer to Purchase.

If you have questions, please call the Dealer Manager or the Information and Tender Agent at their respective telephone numbers on the back cover of this Offer to Purchase.

Information About the Offers

Who is offering to purchase the Notes?

•	The issuer of the Notes, DFC Global Corp. (formerly known as Dollar Financial Corp.), a Delaware corporation, is offering to purchase the Notes.

What class of securities is sought in the Offers?

•	We are offering to acquire for cash any and all of our outstanding 3.25% Senior Convertible Notes due 2017, any and all of our outstanding 2.875% Senior Convertible Notes due 2027 and any and all of our outstanding 3.00% Senior Convertible Notes due 2028. As of the date of this Offer to Purchase, $386,195,000.00 aggregate principal amount of the Notes is outstanding.

•	The 2017 Notes were issued pursuant to the Indenture, dated as of April 16, 2012, between DFC Global Corp. and U.S. Bank National Association, as trustee; the 2027 Notes were issued pursuant to the Indenture, dated as of June 27, 2007, between Dollar Financial Corp. and U.S. Bank National Association, as trustee; and the 2028 Notes were issued pursuant to the Indenture, dated as of December 21, 2009, between Dollar Financial Corp. and U.S. Bank National Association, as trustee.

Why are we making the Offers?

•

We are making the Offers in order to acquire all of the outstanding Notes validly tendered and not validly withdrawn in order to retire the associated debt. The Offers are being made in connection with the Agreement and Plan of Merger, dated as of April 1, 2014, among LSF8 Sterling Merger Parent, LLC, a Delaware limited liability company (as successor in interest to LSF8 Sterling Parent, LLC, “Parent”), LSF8 Sterling Merger Sub, LLC, a Delaware limited liability company and a wholly owned subsidiary of Parent (as successor in interest to LSF8 Sterling Merger Company, LLC, “Purchaser,” and together with Parent, the “Purchaser Parties”), and the Company (as the same may be amended from time to time, the “Merger Agreement”). Pursuant to the Merger Agreement, Purchaser will be merged with and into the Company (the “Merger”), with the Company surviving the merger as a wholly owned subsidiary of Parent. Upon completion of the Merger, each issued and outstanding share of our common stock will be converted into the right to receive $9.50 in cash (the “Exchange Property”), other than (i) shares held in the treasury by the Company or owned, directly or indirectly, by the Purchaser Parties or their affiliates or by any wholly owned subsidiary of the Company, which will be cancelled without any payment, and (ii) shares held by any stockholder who properly perfects appraisal rights under Delaware law. As a result of the Merger, the Company will cease to be a public company and will become owned, directly or indirectly, by Lone Star Americas Acquisitions, LLC and certain of its affiliates (“Lone Star,” or the “Sponsor”). Consummation of the Offers, however, is not a condition to the consummation of the Merger.

What are the conditions to the consummation of the Merger?

•	The respective obligations of the Purchaser Parties and the Company to effect the Merger are subject to the satisfaction or valid waiver of certain customary conditions, including the adoption of the Merger Agreement by stockholders holding a majority of our outstanding common stock, the absence of any legal restraint or prohibition on the consummation of the Merger, the expiration of any applicable waiting period under the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended, and the rules and regulations promulgated thereunder (the “HSR Act”) (early termination of the HSR Act waiting period was granted on April 28, 2014 by the Federal Trade Commission) and under any non-U.S. antitrust or competition-related laws, the receipt of licensing related approvals from the regulatory authorities in certain U.S. states and foreign jurisdictions, the absence of specified actions by the U.K. Financial Conduct Authority (the “FCA”), the absence of the issuance of a report commissioned at the direction of the FCA finding a breach by the Company of certain regulatory requirements or of certain self-imposed limitations agreed in writing by the Company with the FCA (the absence of any such actions by the FCA and the absence of any such report are collectively referred to as the “FCA Conditions”), the accuracy of the representations and warranties contained in the Merger Agreement (subject to certain materiality qualifiers) and compliance by the parties with their respective undertakings and agreements under the Merger Agreement (subject to certain materiality qualifiers). In addition, the obligation of the Purchaser Parties to effect the Merger is conditioned upon the absence of a material adverse change since the date of the Merger Agreement in our and our subsidiaries’, taken as a whole, business, assets, condition (financial or otherwise) or results of operations (subject to certain customary exceptions as set forth in the Merger Agreement), or a material adverse change that materially impairs, or prevents or materially delays our completion of the Merger. The Merger is expected to close on June 13, 2014.

When do the Offers expire?

•	The Offers will expire at 11:00 a.m., New York City time, on June 13, 2014, unless we extend the Offers. See “The Offers—Conditions of the Offers; Extension; Amendment; Termination.”

What is the Purchase Price?

•	Each Series of Notes will be purchased at the applicable Purchase Price set forth for each such Series on the cover table of this Offer to Purchase. In addition, Holders will receive accrued and unpaid interest for each Series from the last interest payment date for the applicable Series of Notes to, but not including, the Payment Date, unless the Payment Date is an interest payment date for such Series of Notes, in which case interest due on the Payment Date will be paid to the persons who were the Holders of such Series of Notes, at the close of business on the relevant record date.

•	Holders who do not tender their Notes pursuant to the Offers will only be eligible to receive in connection with their Fundamental Change Repurchase Right par plus accrued and unpaid interest through the date of repurchase of Notes pursuant to the Fundamental Change Repurchase Offer. Holders are being offered a greater purchase price for their Notes pursuant to the Offers than they will be offered later pursuant to the Fundamental Change Repurchase Offer.

When will Holders receive payment for tendered Notes?

•	Payment for Notes accepted for purchase in the Offers is expected to occur promptly following the Expiration Time.

Can holders withdraw tendered Notes?

•	Except to the extent required by applicable law or as provided in this Offer to Purchase, Notes tendered may only be withdrawn, in writing, prior to the Expiration Time. See “The Offers—Withdrawal of Tenders.”

What happens to Notes that are not tendered?

•	Notes not tendered or otherwise not purchased pursuant to the Offers will remain outstanding immediately after the completion of the Offers. Following consummation of the Offers, the aggregate principal amount that remains outstanding of each Series of the Notes will be reduced. This reduction may adversely affect the liquidity of and, consequently, the market price for each Series of the Notes that remain outstanding after consummation of the Offers. The terms and conditions governing each Series of the Notes, including the covenants and other protective provisions contained in the indenture governing each Series of the Notes, will remain unchanged. No amendments to the indenture that governs each Series of the Notes are being sought.

•	Within 15 calendar days following consummation of the Merger, we intend to make the Fundamental Change Repurchase Offer pursuant to which Holders of Notes that remain outstanding will be able to exercise their Fundamental Change Repurchase Right and receive par plus accrued and unpaid interest through the repurchase date only. Holders are being offered a greater purchase price for their Notes pursuant to the Offers than they will be offered later pursuant to the Fundamental Change Repurchase Offer. See “Important” and “Certain Significant Consequences.”

•	Other than the repurchase of your Notes pursuant to the Offers, or pursuant to the Fundamental Change Repurchase Offer we intend to conduct if any Notes remain outstanding following consummation of the Offers, Holders of the 2017 Notes will have no other repurchase option and Holders of the 2027 Notes and 2028 Notes will have no other repurchase option except a limited repurchase option at par plus any accrued and unpaid interest pursuant to Section 3.01 of the applicable indenture on limited future dates between the date of this Offer to Purchase and the applicable maturity of the 2027 Notes and the 2028 Notes, respectively.

•	Holders will be entitled to convert their Notes both prior to the expiration of the Offers and following consummation of the Merger, as described more fully in the last question of this summary. However, any conversion of Notes will also result in a dollar value of consideration that is significantly less than the consideration to be received pursuant to the Offers or the Fundamental Change Repurchase Right, as described more fully in the last question of this summary.

•

Additionally, following consummation of the Merger, as more fully described in “Plans, Proposals or Negotiations,” Lone Star intends to effect the reorganization of certain entities through which it will own, directly or indirectly, the Company and its subsidiaries. As a result of this reorganization, among other things, Sterling Mid-Holdings (as defined herein), an indirect subsidiary of Lone Star, may be required to assume the Notes pursuant to Article 5 of each of the indentures. It is expected that such actions will be completed following consummation of the Merger. In connection with such assumption by Sterling Mid-Holdings, it is expected that Sterling Mid-Holdings will provide a full and unconditional indemnity and provision for additional amounts for any incremental amounts required to be withheld from payments or deliveries to Holders or beneficial owners of the Notes under applicable

United States or foreign laws, rules, regulations or authorities and any other incremental tax liabilities or costs of such Holders or beneficial owners of Notes as a result of such transaction.

What is the process for tendering Notes?

•	Any Holder desiring to tender Notes should complete and sign the Letter of Transmittal or a facsimile copy in accordance with the instructions therein, mail or deliver it and any other required documents to the Tender Agent, and deliver the certificates for the tendered Notes to the Tender Agent (or transfer such Notes pursuant to the book-entry transfer procedures described herein).

•	Participants in DTC may electronically transmit their acceptance of the Offers by causing DTC to transfer Notes to the Tender Agent in accordance with ATOP procedures for transfers. See “The Offers—Procedure for Tendering Notes.”

•	For further information, call the Information and Tender Agent at the telephone numbers set forth on the back cover of this Offer to Purchase or consult your broker, dealer, custodian bank, depository, trust company or other nominee for assistance.

Are there any conditions of the Offers?

•	Our obligation to accept for purchase Notes that are validly tendered and not validly withdrawn pursuant to the Offers is conditioned upon satisfaction of certain conditions to the Offers on or prior to the Expiration Time, including consummation of the Merger. We reserve the right to waive any and all of the General Conditions to the Offers prior to the Payment Date. The Offers are not subject to a financing condition. See “The Offers—Conditions of the Offers; Extension; Amendment; Termination.”

How will we fund the purchase of the Notes in the Offers?

•	We intend to use a portion of the proceeds from an offering (the “Offering”) by an affiliate of the Purchaser Parties of senior secured notes (the “New Notes”), which Offering is being done in connection with the Merger and we anticipate will be consummated on or prior to the Payment Date, to fund the purchase of the Notes in the Offer. Additionally, while the Purchaser Parties or an affiliate thereof intend to enter into a $125 million senior secured asset-based revolving loan facility (the “ABL”) on or prior to the Payment Date, we do not intend to use of portion of the proceeds from the ABL to fund the purchase of the Notes in the Offers. However, neither the consummation of the Offering of New Notes nor the entry into the ABL is a condition to the consummation of the Offers. See “Source of Funds.”

•	Holders of Notes should be aware that if they do not tender pursuant to the Offers and their Notes remain outstanding following consummation of the Offers, holders of the New Notes and the lenders under the ABL will be structurally senior to Holders of the Notes in the capital structure of the Company and Holders of the Notes will be effectively subordinated to the extent of the value of the collateral supporting the New Notes and the ABL and to the extent of the value of the assets of any Company subsidiaries that guarantee the New Notes and the ABL. The New Notes and the ABL will each be secured by substantially all assets of the Company and the guarantors of the New Notes and the ABL, respectively, subject to certain exceptions.

What are the U.S. federal income tax considerations relating to Holders of the Notes with respect to the Offers?

•	For a summary of material U.S. federal income tax considerations of the Offers, see “Material U.S. Federal Income Tax Considerations.”

Do Holders have to pay a brokerage commission for tendering the Notes?

•	No brokerage commissions are payable by Holders to the Dealer Manager, the depositary, or the Information and Tender Agent.

Where can Holders get more information regarding the Offers?

•	Questions may be directed to the Dealer Manager or the Information and Tender Agent, and additional copies of this Offer to Purchase and the Letter of Transmittal may be obtained by contacting the Information and Tender Agent, in each case, at the telephone numbers and address set forth on the back cover of this Offer to Purchase.

Can Holders currently exercise their conversion right in respect of the applicable Series of Notes?

•	We expect that consummation of the Merger will constitute a Fundamental Change (as defined in the indentures for each Series of Notes) under the indentures for each Series of Notes. Further to Section 10.01(b)(2) of the indentures for each Series of Notes, each Holder currently has the right to convert its Notes into common stock at the Applicable Conversion Rate (as defined in the applicable indenture) during the period extending from and after 30 calendar days (or 45 business days in the case of the 2017 Notes) prior to the date of such Fundamental Change (expected to be June 13, 2014) to and including the business day preceding the repurchase date pursuant to the Fundamental Change Repurchase Offer. However, once the Merger is consummated, Holders will only have the right to convert their common stock into Exchange Property at the then Applicable Conversion Rate.

•	In respect of the 2017 Notes, the Applicable Conversion Rate is currently 46.8962 shares of our common stock per $1,000 principal amount of 2017 Notes, which corresponds to a conversion price of $21.32 and is out of the money at this time. Following the consummation of the Merger, the 2017 Notes will convert into Exchange Property at the Applicable Conversion Rate (46.8962 shares of our common stock at $9.50 per share, equaling $445.51 per $1,000 principal amount of 2017 Notes), which would result in a payout to Holders of 2017 Notes significantly less than what such Holders would receive by tendering their 2017 Notes pursuant to the Offers.

•	In respect of the 2027 Notes, the Applicable Conversion Rate is currently 38.6641 shares of our common stock per $1,000 principal amount of 2027 Notes, which corresponds to a conversion price of $25.86 and is out of the money at this time. Following the consummation of the Merger, the 2027 Notes will convert into Exchange Property at the Applicable Conversion Rate (38.6641 shares of our common stock at $9.50 per share, equaling $367.31 per $1,000 principal amount of 2027 Notes), which would result in a payout to Holders of 2027 Notes significantly less than what such Holders would receive by tendering their 2027 Notes pursuant to the Offers.

•	In respect of the 2028 Notes, the Applicable Conversion Rate is currently 51.8032 shares of our common stock per $1,000 principal amount of 2028 Notes, which corresponds to a conversion price of $19.30 and is out of the money at this time. Following the consummation of the Merger, the 2028 Notes will convert into Exchange Property at the Applicable Conversion Rate (51.8032 shares of our common stock at $9.50 per share, equaling $492.13 per $1,000 principal amount of 2028 Notes), which would result in a payout to Holders of 2028 Notes significantly less than what such Holders would receive by tendering their 2028 Notes pursuant to the Offers.

THE COMPANY

We are a Delaware corporation formed in 1990. Through our subsidiaries, we provide retail financial services to the general public through a network of 1,532 locations (of which 1,522 are Company owned) operating principally as The Money Shop®, Money Mart®, InstaCheques®, Suttons & Robertsons®, The Check Cashing Store®, Sefina®, Helsingin PanttiSM , Super Efectivo®, MoneyNow!®, Express Credit Amanet® and Monte Caja Oro® in the United Kingdom, Canada, the United States, Sweden, Finland, Poland, Spain, Romania and the Republic of Ireland. This network of stores offers a variety of financial services including unsecured short-term consumer loans, secured pawn services, gold buying, check cashing, money transfer services and various other related services. We also offer Internet-based short-term consumer loans in the United Kingdom primarily under the brand names Payday UK® and Payday Express®, in Canada under the kyzoo and paydayloan.caSM brand names, and primarily under the OK Money brand name in the Czech Republic, Spain, Sweden and Poland (where we also offer a product branded kyzoo). We offer longer term unsecured loans in Poland through in-home servicing under the trade name Optima®, an installment loan in the United Kingdom branded as Ladder Loans®, and a consumer line of credit in Finland offered by DFC Nordic Oyj. In addition, our DFS subsidiary provides fee-based services to enlisted military personnel applying for loans to purchase new and used vehicles that are funded and serviced primarily under an agreement with a third-party lender through its branded Military Installment Loan and Education Services, or MILES®, program.

Our principal executive offices are located at 1436 Lancaster Avenue, Berwyn, Pennsylvania 19312 and our telephone number is (610) 296-3400.

PURPOSE OF THE OFFER

We are making the Offers in connection with the Merger in order to acquire all of the outstanding Notes validly tendered and not validly withdrawn in order to retire the associated debt. We expect to retire and cancel any Notes tendered and purchased pursuant to the Offers. Any Notes that remain outstanding after the Offers will continue to be obligations of the Company, and Holders of those Notes will continue to have all of the rights associated with those Notes. However, within 15 calendar days following consummation of the Merger, we intend to make the Fundamental Change Repurchase Offer pursuant to which Holders of Notes that remain outstanding will be able to exercise their Fundamental Change Repurchase Right. See “Summary of the Offers—Why are we making the Offers?” and “Important.”

SOURCE OF FUNDS

The total amount of funds required to purchase all of the outstanding Notes is $387,431,461.10, plus accrued and unpaid interest to, but not including the Payment Date (the “Total Purchase Price”). We intend to fund the Total Purchase Price pursuant to the proceeds from the Offering of New Notes to be completed by the Purchaser Parties on or prior to the Payment Date on terms and conditions satisfactory to the Purchaser Parties. Additionally, while the Purchaser Parties intend to enter into a $125 million ABL on or prior to the Payment Date, we do not intend to use of portion of the proceeds from the ABL to fund the purchase of the Notes. Neither the consummation of the Offering of New Notes nor entry into the ABL is a condition to the consummation of the Offers. See “Summary of the Offers – How will we fund purchase of the Notes pursuant to the Offers?”

Acceptance and settlement of the Notes tendered pursuant to the Offers is conditioned upon the consummation of the Merger, as described under “Conditions of the Offers; Extension; Amendment; Termination” as well as the satisfaction or waiver of the General Conditions to the Offers described therein. Subject to Rule 14e-1(c) under the Exchange Act, if the conditions to consummation of the Offers are not satisfied or waived (with respect to the General Conditions only) by us on or prior to the Expiration Time, we will not be required to accept for purchase, or pay for, any Notes tendered pursuant to the Offers.

If the conditions to consummation of the Offers, are satisfied, we will promptly disclose this information and we will disseminate additional tender offer materials and extend the Offers to the extent required by Rule 13e-4(d)(2) and Rule 13e-4(e)(3) under the Exchange Act. We do not intend to extend the Offers as a result of the consummation of the Merger.

FORWARD-LOOKING STATEMENTS

This Offer to Purchase and the documents incorporated herein by reference contain forward looking statements. All statements, other than statements of historical fact, are forward-looking statements. The words “may,” “might,” “will,” “should,” “could,” “intends,” “estimates,” “predicts,” “potential,” “continue,” “believes,” “anticipates,” “plans,” “expects” and similar expressions, identify forward-looking statements. Forward-looking statements included in or incorporated by reference into this Offer to Purchase include, without limitation: statements about our market opportunities, anticipated improvements or challenges in operations, regulatory developments, our plans, earnings, cash flow and expense estimates, strategies and prospects, both business and financial. There are important factors that could cause our actual results, level of activity, performance or achievements to differ materially from those expressed or forecasted in, or implied by, such forward-looking statements, particularly those factors discussed in “Item 1A—Risk Factors” in our Annual Report on Form 10-K for our fiscal year ended June 30, 2013, as amended by the risk factors included under “Part II—Item 1A. Risk Factors” in our Quarterly Report on Form 10-Q for the quarter ended September 30, 2013, in our Quarterly Report on Form 10-Q for the quarter ended December 31, 2013 and in our Quarterly Report on Form 10-Q for the quarter ended March 31, 2014.

Except as required by law, we undertake no obligation to publicly update or supplement forward looking statements, whether as a result of new information, future events or otherwise.

PLANS, PROPOSALS OR NEGOTIATIONS

Following the consummation of the Merger, all of our outstanding shares of common stock will be owned by the Purchaser Parties. In addition, our common stock will cease to trade on NASDAQ and we intend to cause to be filed a Form 25 to delist our common stock from NASDAQ and to file a Form 15 with the SEC to terminate our registration and reporting obligations under the Exchange Act. We expect the termination of our registration and reporting obligations to become effective 90 days following the filing of the Form 15.

It is expected that, initially following the Merger, our business and operations will be continued substantially as they are currently being conducted. Lone Star is in the process of conducting a comprehensive review of our business, operations, capitalization and management with a view to optimizing development of our potential.

Except as otherwise disclosed in this Offer to Purchase and the documents incorporated by reference herein, we currently have no plans, proposals or negotiations that relate to or would result in any of the events described in Item 1006(c) of Regulation M-A issued under the Exchange Act.

It is further expected that, in connection with the Merger, Lone Star will effect the reorganization of certain entities through which it will own, directly or indirectly, the Company and its subsidiaries. As a result of this reorganization, among other things, the Company will transfer ownership of certain subsidiaries to Sterling Mid-Holdings Limited (“Sterling Mid-Holdings”), a private company incorporated in Jersey with registered number 115653 and an indirect wholly-owned subsidiary of Lone Star. The effect of such reorganization is expected to be such that Sterling Mid-Holdings may be required to assume the Notes pursuant to Article 5 of each of the indentures. It is expected that such actions will be completed following consummation of the Merger. In connection with such assumption by Sterling Mid-Holdings, it is expected that Sterling Mid-Holdings will provide a full and unconditional indemnity and provision for additional amounts for any incremental amounts required to be withheld from payments or deliveries to Holders or beneficial owners of the Notes under applicable United States or foreign laws, rules, regulations or authorities and any other incremental tax liabilities or costs of such Holders or beneficial owners of Notes as a result of such transaction.

THE OFFERS

Summary of Important Dates for the Offers

Holders of Notes should take note of the following important dates in connection with the Offers; the schedule below is subject to change if we extend or otherwise amend one or more of the Offers.

Date	Event
May 15, 2014	The commencement of the Offers.

May 15, 2014 until 11:00 a.m., New York City time, on June 13, 2014	The period during which Holders may tender Notes.

11:00 a.m., New York City time, on June 13, 2014	The Expiration Time, unless the Offers are extended by us in our sole discretion. The final date and time that tendered Notes may be withdrawn pursuant to the Offers.

Promptly following the Expiration Time	The Payment Date, on which, upon the terms and subject to the conditions of the Offers, we expect to accept for purchase and pay the Purchase Price, plus accrued and unpaid interest, for each Series of Notes that are validly tendered (and not validly withdrawn) pursuant to the Offers prior to the Expiration Time.

General Terms

Offers and Purchase Price

We are offering to purchase for cash, upon the terms and subject to the conditions described in this Offer to Purchase and the Letter of Transmittal, any and all of the outstanding Notes from the applicable Holders of each Series of Notes, for the applicable Purchase Price set forth on the front cover of this Offer to Purchase. In addition, we will pay accrued and unpaid interest on the purchased Notes from the last interest payment date to, but not including, the Payment Date.

Based on a reasonable inquiry by the Company: (i) none of the Company or its executive officers, directors, subsidiaries or other affiliates, or the directors or officers of such affiliates, has any beneficial interest in the Notes, (ii) the Company will not purchase any Notes from such persons and (iii) during the 60 days preceding the date of this Offer to Purchase, none of the Company or its officers, directors or affiliates, or the directors or officers of such affiliates, has engaged in any transactions in the Notes.

Expiration Time

The Offers will expire at 11:00 a.m., New York City time, on June 13, 2014, unless we earlier terminate or extend the Offer. See “—Conditions of the Offer; Extension; Amendment; Termination.”

Procedure for Tendering Notes

General

If you want to tender your Notes pursuant to the Offers, you must ensure that, prior to the Expiration Time:

•	the Tender Agent receives, (i) at its address or facsimile number set forth on the back cover of this Offer to Purchase, a properly completed and duly executed Letter of Transmittal (or manually executed facsimile thereof), with any required signature guarantee or (ii) in the case of a book-entry transfer, an Agent’s Message (as defined below) in lieu of the Letter of Transmittal and any other required documents; and

•	either (a) certificates for tendered Notes must be received by the Tender Agent at its address set forth on the back cover of this Offer to Purchase or (b) the Notes are transferred pursuant to the procedures for book-entry transfer described below and the Tender Agent receives confirmation of such tender, including an Agent’s Message if you have not delivered a Letter of Transmittal.

The term “Agent’s Message” means a message, transmitted by DTC to and received by the Tender Agent and forming a part of a book-entry confirmation, which states that DTC has received an express acknowledgment from the tendering participant, which acknowledgment states that such participant has received and agrees to be bound by the Letter of Transmittal and that we may enforce such Letter of Transmittal against such participant.

Alternatively, you may tender your Notes through ATOP as described below, in which case you do not need to complete a Letter of Transmittal.

Signature Guarantee

Signatures on any Letter of Transmittal submitted must be guaranteed by a recognized participant in the Securities Transfer Agents Medallion Program, unless the Notes are tendered:

•	by the registered Holder of the Notes and that Holder has not completed either of the boxes entitled “Special Issuance” or “Special Delivery” on the Letter of Transmittal; or

•	for the account of a firm that is a member of a registered national securities exchange or the Financial Industry Regulatory Authority, Inc. or is a commercial bank or trust company having an office in the United States (each, an “Eligible Institution”).

In the event that a Holder tenders Notes through ATOP, such Holder does not need to complete a Letter of Transmittal. Accordingly, no signature guarantees are required with respect to any such tenders.

Book-Entry Delivery; ATOP

Tender of Securities Held Through DTC

The Tender Agent and DTC have confirmed that the Offers are eligible for ATOP. Within two business days after the date of this Offer to Purchase, the Tender Agent will establish an account with respect to the Notes at DTC for purposes of the Offers. Any financial institution that is a participant in the DTC system may make book-entry delivery of the Notes by causing DTC to transfer such Notes into the Tender Agent’s applicable account in accordance with DTC’s procedure for such transfer. Although delivery of Notes may be effected through book-entry at DTC, the Letter of Transmittal (or facsimile thereof), with any required signature guarantees, or (in the case of a book-entry transfer) an Agent’s Message in lieu of the Letter of Transmittal, and any other required documents, must be transmitted to and received by the Tender Agent prior to the Expiration Time at its address or facsimile number set forth on the back cover of this Offer to Purchase. Delivery of such documents to DTC does not constitute delivery to the Tender Agent.

Holders who are tendering by book-entry transfer to the Tender Agent’s account at DTC may execute their tender through ATOP by transmitting their acceptance to DTC in accordance with DTC’s ATOP procedures. DTC will then verify the acceptance, execute a book-entry delivery to the Tender Agent’s account at DTC and send an Agent’s Message to the tender agent. Delivery of the Agent’s Message by DTC will satisfy the terms of the Offers in lieu of execution and delivery of a Letter of Transmittal by the participant identified in the Agent’s Message. Accordingly, a Holder tendering through ATOP does not need to complete the Letter of Transmittal.

Transfer Taxes

Except as set forth below, we will pay or cause to be paid any transfer taxes with respect to the transfer and sale of the Notes to us, or to our order, pursuant to the Offers. If payment is to be made to, or if the Notes not tendered or purchased are to be registered in the name of, any persons other than the Holders, or if the tendered Notes are registered in the name of any persons other than the persons signing the Letter of Transmittal, the amount of any transfer taxes (whether imposed on the Holder or such other person) payable on account of the transfer to such other person will be deducted from the payment unless satisfactory evidence of the payment of such taxes or exemption therefrom is submitted.

Tendering Holders should indicate in the applicable box or boxes on the Letter of Transmittal the name and address to which Notes for principal amounts not tendered or not accepted for purchase or checks constituting payments for Notes purchased are to be issued or sent, if different from the name and address of the registered Holder signing the Letter of Transmittal. In the case of issuance in a different name, the taxpayer identification or social security number of the person named must also be indicated. If no instructions are given, Notes of a Series not tendered or not accepted for purchase will be returned to the registered Holder of the applicable Series of Notes tendered. Holders of Notes tendering by book-entry transfer will have the applicable Notes not tendered or not accepted for purchase returned by crediting their account at DTC. We will have no obligation under the “Special Issuance Instructions” or “Special Delivery Instructions” unless the Holder produces satisfactory evidence that any applicable transfer taxes have been paid.

Other Information

We will only accept tenders of Notes in principal amounts equal to $1,000 or integral multiples thereof. We will not accept any alternative, conditional or contingent tenders.

There are no guaranteed delivery provisions applicable to the Offers.

The tender of Notes pursuant to the Offers by one of the procedures set forth above will constitute an agreement between the tendering Holder and us in accordance with the terms and subject to the conditions of the Offers. The agreement between the tendering Holder and us will be governed by and construed in accordance with the laws of the State of New York.

The method of delivery of any Letter of Transmittal and any other required documents is at the election and risk of the tendering Holder. If a Holder chooses to deliver by mail, the recommended method is by registered mail with return receipt requested, properly insured. In all cases, sufficient time should be allowed to ensure timely delivery to the Tender Agent. In no event should the Notes or the Letter of Transmittal be sent to us, the Dealer Manager or the trustee.

Lost or Missing Certificates

If a Holder wishes to tender Notes pursuant to the Offers, but the certificates evidencing such Notes have been mutilated, lost, stolen or destroyed, the Holder should contact the trustee for each series of the Notes at U.S. Bank National Association, Attn: Corporate Trust Support Services, 60 Livingston Avenue, St. Paul, MN, 55107, 1-800-934-6802, about procedures for obtaining replacement certificates for such Notes and arranging for indemnification or any other matter that requires the trustee to take action.

Withdrawal of Tenders

Notes tendered pursuant to the Offers may be withdrawn at any time prior to the Expiration Time, but no consideration will be payable in respect of Notes that are validly withdrawn. Tendered Notes may not be withdrawn after the Expiration Time except to the extent that we have not yet accepted them for payment after the expiration of 40 business days (as defined in Rule 13e-4(a)(3) under the Exchange Act) from the commencement of the Offers (the date of this Offer to Purchase).

For a withdrawal of Notes to be effective, a written or facsimile transmission notice of withdrawal, or a properly transmitted “Request Message” through ATOP, must be timely received by the depositary at its address or facsimile number set forth on the back cover of this Offer to Purchase. The withdrawal notice must:

•	specify (a) the name of the Holder who tendered the Notes to be withdrawn and, if different, the name of the registered Holder of such Notes or (b) in the case of Notes tendered by book-entry transfer, the name of the participant for whose account such Notes were tendered and such participant’s account number at DTC to be credited with the withdrawn Notes;

•	contain a description of the Notes to be withdrawn (including the principal amount to be withdrawn); and

•	(a) be signed by the Holder of the Notes in the same manner as the original signature on the Letter of Transmittal, including any required signature guarantees, or (b) in the case of Notes tendered by a DTC participant through ATOP, be signed by such participant in the same manner as the participant’s name is listed on the applicable Agent’s Message, or (c) be accompanied by evidence satisfactory to us that the person withdrawing the tender has succeeded to the beneficial ownership of such Notes.

The signature on the notice of withdrawal must be guaranteed by an Eligible Institution unless such Notes have been tendered for the account of an Eligible Institution. Withdrawal of tenders of Notes may not be rescinded, and any Notes properly withdrawn will thereafter be deemed not validly tendered for purposes of the Offers. Properly withdrawn Notes may, however, be re-tendered by again following one of the procedures described in “—Procedure for Tendering Notes” above at any time prior to the Expiration Time.

Withdrawals of Notes can only be accomplished in accordance with the foregoing procedures.

We will determine all questions as to the form, validity and eligibility (including time of receipt) of any notice of withdrawal of a tender of Notes, and our determination will be final and binding. We reserve the absolute right to reject any and all withdrawals that we determine are not in proper form or the acceptance of which may, in the opinion of our counsel, be unlawful. We also reserve the absolute right, in our sole discretion, to waive any defect or irregularity in the withdrawal of Notes of any particular Holder, whether or not similar defects or irregularities are waived in the case of other Holders. A waiver of any defect or irregularity with respect to the withdrawal of one note will not constitute a waiver of the same or any other defect or irregularity with respect to the withdrawal of any other note. Any defect or irregularity in connection with withdrawals of Notes must be cured within such time as we may determine, unless waived by us. Withdrawals of Notes will not be deemed to have been made until all defects and irregularities have been waived by us or cured. None of us or our affiliates, the Dealer Manager or the Information and Tender Agent or any of their affiliates, or any other person (including, but not limited to, the trustee for each series of Notes) will be under any duty to give notification of any defect or irregularity in any notice of withdrawal of a tender or incur any liability for failure to give any such notification.

If we are delayed in our acceptance for purchase of, or payment for, any Notes or are unable to accept for purchase or pay for any Notes pursuant to the Offers for any reason, then, without prejudice to our rights hereunder, but subject to applicable law, tendered Notes may be retained by the tender agent on our behalf and may not be validly withdrawn, subject to Rule 14e-l(c) and Rule 13e-4(f) under the Exchange Act (which requires that we pay the consideration offered or return the Notes deposited by or on behalf of the Holders promptly after the termination or withdrawal of the Offers).

Conditions of the Offers; Extension; Amendment; Termination

Our obligation to accept, and pay for, Notes validly tendered and not validly withdrawn pursuant to the Offers is conditioned upon consummation of the Merger on or prior to the Expiration Time, which condition cannot be waived. The Offers are not subject to a financing condition.

In addition, our obligation to accept, and pay for, Notes validly tendered and not validly withdrawn is conditioned upon the satisfaction of certain other general conditions set forth below (the “General Conditions”), which shall be deemed to have been satisfied unless any of the following conditions shall occur on or after the date of this Offer to Purchase and prior to the Payment Date:

•	there shall have been any action taken or threatened, or any statute, rule, regulation, judgment, order, stay, decree or injunction promulgated, enacted, entered, enforced or deemed applicable to the Offers or the purchase of Notes pursuant to the Offers (the “Purchase”) by or before any court or governmental regulatory or administrative agency or authority or tribunal, domestic or foreign, which:

•	challenges the making of the Offers or the Purchase or, in our reasonable judgment, might directly or indirectly prohibit, prevent, restrict or delay consummation of the Offers or the Purchase or otherwise adversely affect in any material manner the Offers or the Purchase, or

•	in our reasonable judgment, will, or is reasonably likely to materially adversely affect our business, condition (financial or otherwise), income, operations, properties, assets, liabilities or prospects of us and our subsidiaries, taken as a whole, or materially impair our contemplated benefits of the Offers or the Purchase;

•	there shall have occurred or be reasonably likely to occur any event affecting the business or financial condition or results of our operations that, in our reasonable judgment:

•	would or might prohibit, prevent, restrict or delay consummation of the Offers or the Purchase, or

•	will, or is reasonably likely to, materially impair our contemplated benefits of the Offers or the Purchase;

•	there shall have occurred, in each case in our reasonable judgment:

•	any general suspension of or limitation on trading in securities in the United States financial markets (whether or not mandatory),

•	a material impairment in the trading market for debt securities,

•	a declaration of a banking moratorium or any suspension of payments in respect of banks by federal or state authorities in the United States (whether or not mandatory),

•	any limitation (whether or not mandatory) by any governmental authority on, or other event having a reasonable likelihood of affecting, the extension of credit by banks or other lending institutions in the United States,

•	a commencement of a war, armed hostilities, act of terrorism or other national or international crisis directly or indirectly relating to the United States,

•	any change in U.S. or international financial, political or economic conditions or currency exchange rates or exchange controls as would or might materially impair our contemplated benefits of the Offers or the Purchase or in the case of any of the foregoing existing at the time of the commencement of the Offers, an acceleration or worsening thereof; or

•	the trustee shall have objected in any respect to, or taken any action that could, in our reasonable judgment, adversely affect the consummation of the Offers or the Purchase or shall have taken any action that challenges the validity or effectiveness of the procedures used by us in making the Offers or in accepting any Notes tendered for Purchase.

The foregoing conditions are for our sole benefit and may be asserted by us regardless of the circumstances giving rise to such condition (other than any action or omission to act by us) and the General Conditions may be waived by us in whole or in part at any time and from time to time prior to the Payment Date in our sole discretion. If any condition to the Offers is not satisfied or waived (with respect to the General Conditions only) by us prior to the Payment Date, we reserve the right (but shall not be obligated), subject to applicable law, to:

•	terminate one or more of the Offers and return the Notes tendered pursuant to such Offers to the tendering Holders or the designee they properly specify in their Letters of Transmittal;

•	waive all unsatisfied General Conditions and accept for payment and purchase all Notes that are validly tendered (and not validly withdrawn) pursuant to the Offers prior to the Expiration Time;

•	extend the Expiration Time for any or all of the Offers and retain the Notes that have already been tendered pursuant to such Offers during the period for which such Offers are extended; or

•	amend any or all of the Offers in any respect.

We expressly reserve the right, in our sole discretion, at any time or from time to time, regardless of whether or not the conditions set forth above for the Offers shall have been satisfied, subject to applicable law, to extend the Expiration Time for any or all of the Offers or amend any or all of the Offers in any respect, in each case by giving written or oral notice of such extension, amendment or termination to the Tender Agent.

There can be no assurance that we will exercise our right to extend the Expiration Time for any or all of the Offers. Any extension, amendment or termination will be followed promptly by public announcement thereof, with the announcement in the case of an extension to be issued no later than 9:00 a.m., New York City time, on the first business day after the previously scheduled Expiration Time. Without limiting the manner in which we may choose to make any public announcement, we shall have no obligation to publish, advertise or otherwise communicate any such public announcement other than by issuing a press release or as otherwise required by law.

If we make a material change in the terms of any Offer or the information concerning any Offer or waive a condition of the Offers that results in a material change to the circumstances of the Offers, we will disseminate additional tender offer materials and extend the Offers (including the time within which to withdraw tenders) to the extent required by applicable law. In the event that we either (a) reduce the principal amount of Notes subject to the Offers or (b) reduce or increase the Purchase Price for any Series of Notes, we will extend the Offers as required by Rule 14e-1 and Rule 13e-4(g) under the Exchange Act. We do not intend to extend the Offers as a result of the consummation of the Merger.

If we terminate any Offer without purchasing any Notes tendered pursuant to such Offer, we will promptly return the Notes tendered pursuant to such Offer to the tendering Holders or the designees they properly specify in their Letters of Transmittal.

Acceptance for Payment and Payment

On the terms and subject to the conditions of the Offers, we will accept for payment all Notes that are validly tendered and not validly withdrawn pursuant to the Offers unless the Offers are terminated prior to the Payment Date. For purposes of the Offers, we will be deemed to have accepted for payment tendered Notes if, as and when we give oral or written notice to the Tender Agent of our acceptance for payment of such Notes. The Tender Agent will act as agent for the tendering Holders for the purpose of receiving payments from us and transmitting such payments to the tendering Holders.

We will pay the applicable Purchase Price, plus applicable accrued and unpaid interest up to, but not including, the Payment Date, for Notes accepted for purchase pursuant to the Offers by depositing same-day funds with the Tender Agent, or upon their direction, with DTC, on the Payment Date, which is expected to be promptly following the Expiration Time. Under no circumstances will any additional interest be payable by us because of any delay in the transmission of funds from the Tender Agent or DTC to the tendering Holders.

We reserve the right to transfer or assign, in whole or in part at any time or from time to time, to one or more of our affiliates, the right to purchase any Notes tendered pursuant to the Offers, but any such transfer or assignment will not relieve us of our obligations under the Offers or prejudice the rights of tendering Holders to receive payment pursuant to the Offers.

We expressly reserve the right, in our sole discretion and subject to Rule 14e-l(c) and Rule 13e-4(f) under the Exchange Act (which requires that an offeror pay the consideration offered or return securities deposited by or on behalf of Holders thereof promptly after the termination or withdrawal of a tender offer) to delay acceptance for payment of or payment for Notes if any of the conditions to the Offers shall not have been satisfied or waived (with respect to the General Conditions only), or in order to comply, in whole or in part, with any applicable law.

Tendering Holders will not be obligated to pay brokerage fees or commissions or, except as set forth in the Letter of Transmittal, transfer taxes on the purchase of Notes by us pursuant to the Offers. If, however, the Purchase Price is to be paid to, or if Notes not tendered or not accepted for payment are to be registered in the name of, any person other than the tendering Holder, the amount of any transfer taxes (whether imposed on such Holder or such other person) payable on account of the transfer to such person will be deducted from the applicable Purchase Price unless satisfactory evidence of the payment of such taxes or exemption therefrom is submitted. If Notes are held by a custodian, Holders should contact the custodian to determine whether the custodian will charge a fee for tendering Notes on behalf of the Holder. We will pay all fees and expenses of the Dealer Manager and the Information and Tender Agent, in connection with the Offers. See “Dealer Manager; Information and Tender Agent.”

If any tendered Notes are not accepted for payment for any reason pursuant to the terms and conditions of the Offers, such Notes (a) will be credited to an account maintained at DTC, designated by the participant therein who so delivered such Notes promptly following the Expiration Time or the termination of the applicable Offer(s) or (b) if the Holder of record holds physical Notes, such Notes will be returned by delivery of a certificate representing such returned principal amount (including delivery of the original certificate tendered if none of such Holder’s tendered Notes are accepted).

Determination of Validity of Tender and Other Matters

All questions as to the form of documents and validity, eligibility (including time of receipt), acceptance for payment and withdrawal of tendered Notes will be determined by us in our sole discretion, and our determination will be final and binding. We reserve the absolute right to reject any and all tenders of Notes that we determine are not in proper form or for which the acceptance for payment or payment may, in the opinion of our counsel, be unlawful. We also reserve the absolute right in our sole discretion to waive any of the conditions of the Offers or any defect or irregularity in the tender of Notes of any particular Holder, whether or not similar defects or irregularities are waived in the case of other Holders. A waiver of any defect or irregularity with respect to the tender of one Note shall not constitute a waiver of the same or any other defect or irregularity with respect to the tender of any other Note. Any defect or irregularity in connection with tenders of Notes must be cured within such time as we may determine, unless waived by us in our sole discretion. Tenders of Notes shall not be deemed to have been made until all defects and irregularities have been waived by us or cured. Our interpretation of the terms and conditions of the Offers (including the instructions in the Letter of Transmittal) will be final and binding. Neither we nor our affiliates, nor the Dealer Manager or the Information and Tender Agent, or any of their affiliates, nor any other person (including, but not limited to, the trustee for each Series of Notes) will be under any duty to give notice of any defects or irregularities in tenders or any notices of withdrawal or will incur any liability for failure to give any such notice.

MARKET AND TRADING INFORMATION

The Notes are not listed on any national or regional securities exchange or reported on any national quotation system. To the extent the Notes are traded, prices of the Notes may fluctuate greatly depending on the trading volumes and the balance between buy and sell orders. Quotations for securities that are not widely traded, such as the Notes, may differ from the actual trading prices and should be viewed as approximations. Holders are urged to contact their brokers to obtain the best available information as to current market prices.

Our common stock into which the Notes are convertible are traded on NASDAQ under the symbol DLLR. The following table sets forth, for the quarterly periods indicated, the high and low sales prices for our common stock as reported on NASDAQ.

	High	Low
Fiscal Year 2014
Third Quarter (through May 12, 2014(1))	$9.69	$8.85
Second Quarter	$13.75	$9.25
First Quarter	$16.43	$10.81
Fiscal Year 2013
Fourth Quarter	$15.81	$12.95
Third Quarter	$19.97	$16.52
Second Quarter	$19.13	$15.08
First Quarter	$20.50	$15.08
Fiscal Year 2012
Fourth Quarter	$19.32	$15.06
Third Quarter	$20.28	$17.19
Second Quarter	$23.01	$16.77
First Quarter	$24.89	$17.41

(1)	On May 12, 2014, the last reported sale price of our common stock on NASDAQ was $9.29 per share.

Within 15 calendar days following consummation of the Merger, subject to applicable law, if any Notes of any Series remain outstanding, we intend, further to Section 3.02(b) of each of the indentures, to make the Fundamental Change Repurchase Offer. As a result of Sections 3.02(b) and (c) of each of the indentures, each Holder of a Note that is not tendered for purchase pursuant to the Offers and remains outstanding will have a Fundamental Change Repurchase Right. Holders are being offered a greater purchase price for their Notes pursuant to the Offers than they will be offered later pursuant to the Fundamental Change Repurchase Offer.

Pursuant to Rule 13e-4(f)(6) under the Exchange Act, neither we nor our affiliates may purchase any Notes other than pursuant to the applicable Offer until the expiration of 10 business days after the applicable Expiration Time or other date of termination of the applicable Offer.

CERTAIN SIGNIFICANT CONSEQUENCES

In deciding whether to participate in the Offers, each Holder should consider carefully, in addition to the other information contained in this Offer to Purchase, the following:

Limited Trading Market

To the extent that Notes are tendered and accepted in the Offers, the trading market for Notes that remain outstanding following consummation of the Offers will become more limited. A bid for a debt security with a smaller outstanding principal amount available for trading (a smaller “float”) may be lower than a bid for a comparable debt security with a greater float. Therefore, the market price of any untendered or otherwise unpurchased Notes may be affected adversely to the extent that the Notes tendered and purchased pursuant to the Offers reduce the float. The reduced float may also make the trading price more volatile. Consequently, the liquidity, market value and price volatility of Notes that remain outstanding may be adversely affected.

Holders of untendered or unpurchased Notes may attempt to obtain quotations for such Notes from their brokers; however, there can be no assurance that an active trading market will exist for the Notes following the Offers. The extent of the public market for the Notes following consummation of the Offers would depend upon the number of Holders holding Notes remaining at such time and the interest in maintaining a market in the Notes on the part of securities firms and other factors.

Withdrawal Rights

Notes tendered in the Offers may only be withdrawn, in writing, prior to the Expiration Time (11:00 a.m., New York City time, on June 13, 2014, unless we extend or earlier terminate the Offers). Holders should not tender any Notes that they do not wish to be accepted for purchase.

Treatment of Notes Not Tendered in the Offer; Anticipated Fundamental Change Repurchase Right; Conversion Rights; Post Merger Internal Reorganization

Notes not tendered and purchased in the Offers will remain outstanding. The terms and conditions governing the Notes, including the covenants and other protective provisions contained in the indentures for each Series of Notes, will remain unchanged. No amendments to the indentures for each Series of Notes are being sought.

Within 15 calendar days following consummation of the Merger, subject to applicable law, if any Notes of any Series remain outstanding, we intend, further to Section 3.02(b) of each of the indentures, to make the Fundamental Change Repurchase Offer. As a result of Sections 3.02(b) and (c) of each of the indentures, each Holder of a Note that is not tendered for purchase pursuant to the Offers and remains outstanding will have a Fundamental Change Repurchase Right. As further described in “Summary—What happens to Notes that are not tendered?,” as the Fundamental Change Repurchase Right consideration will only be at par plus accrued and unpaid interest through the repurchase date, Holders will receive less consideration for their Notes pursuant to the Fundamental Change Repurchase Right than pursuant to the Offers.

Pursuant to Rule 13e-4(f)(6) under the Exchange Act, neither we nor our affiliates may purchase any Notes other than pursuant to the applicable Offer until the expiration of 10 business days after the applicable Expiration Time or other date of termination of the applicable Offer.

Additionally, we expect that consummation of the Merger will constitute a Fundamental Change (as defined in the indentures for each Series of Notes) under the indentures for each Series of Notes. Further to Section 10.01(b)(2) of the indentures for each Series of Notes, each Holder currently has the right to convert its Notes into common stock at the Applicable Conversion Rate during the period extending from and after 30 calendar days (or 45 business days in the case of the 2017 Notes) prior to the date of such Fundamental Change (expected to be June 13, 2014) to and including the business day preceding the repurchase date pursuant to the

Fundamental Change Repurchase Offer. However, once the Merger is consummated, Holders will only have the right to convert their common stock into Exchange Property at the then Applicable Conversion Rate.

In respect of the 2017 Notes, the Applicable Conversion Rate is currently 46.8962 shares of our common stock per $1,000 principal amount of 2017 Notes, which corresponds to a conversion price of $21.32 and is out of the money at this time. Following the consummation of the Merger, the 2017 Notes will convert into Exchange Property at the Applicable Conversion Rate (46.8962 shares of our common stock at $9.50 per share, equaling $445.51 per $1,000 principal amount of 2017 Notes), which would result in a payout to Holders of 2017 Notes significantly less than what such Holders would receive by tendering their 2017 Notes pursuant to the Offers.

In respect of the 2027 Notes, the Applicable Conversion Rate is currently 38.6641 shares of our common stock per $1,000 principal amount of 2027 Notes, which corresponds to a conversion price of $25.86 and is out of the money at this time. Following the consummation of the Merger, the 2027 Notes will convert into Exchange Property at the Applicable Conversion Rate (38.6641 shares of our common stock at $9.50 per share, equaling $367.31 per $1,000 principal amount of 2027 Notes), which would result in a payout to Holders of 2027 Notes significantly less than what such Holders would receive by tendering their 2027 Notes pursuant to the Offers.

In respect of the 2028 Notes, the Applicable Conversion Rate is currently 51.8032 shares of our common stock per $1,000 principal amount of 2028 Notes, which corresponds to a conversion price of $19.30 and is out of the money at this time. Following the consummation of the Merger, the 2028 Notes will convert into Exchange Property at the Applicable Conversion Rate (51.8032 shares of our common stock at $9.50 per share, equaling $492.13 per $1,000 principal amount of 2028 Notes), which would result in a payout to Holders of 2028 Notes significantly less than what such Holders would receive by tendering their 2028 Notes pursuant to the Offers.

Additionally, following consummation of the Merger, as more fully described in “Plans, Proposals or Negotiations,” Lone Star intends to effect the reorganization of certain entities through which it will own, directly or indirectly, the Company and its subsidiaries. As a result of this reorganization, among other things, Sterling Mid-Holdings, an indirect subsidiary of Lone Star, may be required to assume the Notes pursuant to Article 5 of each of the indentures. It is expected that such actions will be completed following consummation of the Merger. In connection with such assumption by Sterling Mid-Holdings, it is expected that Sterling Mid-Holdings will provide a full and unconditional indemnity and provision for additional amounts for any incremental amounts required to be withheld from payments or deliveries to Holders or beneficial owners of the Notes under applicable United States or foreign laws, rules, regulations or authorities and any other incremental tax liabilities or costs of such Holders or beneficial owners of Notes as a result of such transaction.

MATERIAL U.S. FEDERAL INCOME TAX CONSIDERATIONS

TO ENSURE COMPLIANCE WITH TREASURY DEPARTMENT CIRCULAR 230, BENEFICIAL OWNERS OF THE NOTES ARE HEREBY NOTIFIED THAT: (A) ANY DISCUSSION OF U.S. FEDERAL TAX ISSUES IN THIS OFFER TO PURCHASE IS NOT INTENDED OR WRITTEN TO BE USED, AND CANNOT BE USED, FOR THE PURPOSE OF AVOIDING PENALTIES THAT MAY BE IMPOSED UNDER THE INTERNAL REVENUE CODE; (B) SUCH DISCUSSION IS BEING USED IN CONNECTION WITH THE PROMOTION OR MARKETING BY THE COMPANY OF THE MATTERS ADDRESSED HEREIN; AND (C) BENEFICIAL OWNERS OF THE NOTES SHOULD SEEK ADVICE BASED ON THEIR PARTICULAR CIRCUMSTANCES FROM AN INDEPENDENT TAX ADVISOR.

The following is a general discussion of the material U.S. federal income tax consequences of the Offers to U.S. Holders and Non-U.S. Holders (each as defined below). The discussion is for general information only and does not address all of the tax consequences that may be relevant to a particular person or to persons subject to special treatment under U.S. federal income tax laws (such as financial institutions, broker-dealers, cooperatives, regulated investment companies, real estate investment trusts, insurance companies, certain U.S. expatriates, tax-exempt organizations, traders in securities that elect to apply a mark-to-market method of accounting, U.S. Holders that have a functional currency other than the U.S. dollar or persons that are, or hold their Notes through, partnerships or other pass-through entities) or to persons who hold the Notes as part of a straddle, hedge, conversion, synthetic security or constructive sale transaction for U.S. federal income tax purposes, all of whom may be subject to tax rules that differ from those summarized below. In addition, this discussion does not address the consequences of the alternative minimum tax, or any state, local or foreign tax consequences or any tax consequences other than U.S. federal income tax consequences. This discussion deals only with persons who hold the Notes as capital assets within the meaning of Section 1221 of the Internal Revenue Code of 1986, as amended (the “Code”) (generally, property held for investment).

This discussion is based on the Code, Treasury Regulations, judicial decisions, published positions of the Internal Revenue Service (“IRS”) and other applicable authorities, all as in effect as of the date hereof and all of which are subject to change or differing interpretations (possibly with retroactive effect). No opinion of counsel or IRS ruling has been or will be sought by the Company regarding any matter discussed herein. Beneficial owners of the Notes are urged to consult their tax advisors as to the particular U.S. federal tax consequences to them of the purchase of the Notes pursuant to the Offers, as well as the effects of state, local and non-U.S. tax laws.

For purposes of this discussion, a “U.S. Holder” means a beneficial owner of a Note that, for U.S. federal income tax purposes, is: (1) an individual citizen or resident of the United States, (2) a corporation created or organized in or under the laws of the United States, any State thereof or the District of Columbia, (3) an estate, the income of which is subject to U.S. federal income taxation regardless of its source, or (4) a trust if (i) a court within the United States is able to exercise primary supervision over the administration of the trust and one or more “United States persons” (as defined in the Code) have the authority to control all substantial decisions of the trust, or (ii) the trust has in effect a valid election to be treated as a “United States person.” A “Non-U.S. Holder” means any beneficial owner of a Note (other than an entity or arrangement treated as a partnership for U.S. federal income tax purposes) that is not a “U.S. Holder.”

If an entity or arrangement treated as a partnership for U.S. federal income tax purposes owns a Note, the U.S. federal income tax treatment of a partner in the partnership will generally depend on the status of the partner and the activities of such partnership. Partners and partnerships should consult their tax advisors as to the particular U.S. federal income tax consequences applicable to them.

Tendering U.S. Holders

Purchase of the Notes

Subject to the discussion of “Market Discount” below, a U.S. Holder whose Notes are purchased pursuant to the Offers will generally recognize capital gain or loss equal to the difference, if any, between the amount of cash received (other than amounts received in respect of accrued but unpaid interest, which will be taxed as described below) and the U.S. Holder’s adjusted tax basis in such Notes at the time of the purchase. A U.S. Holder’s adjusted tax basis in a Note will generally equal the cost of the Note to such U.S. Holder, increased by any market discount previously taken into income by the U.S. Holder with respect to the Note, and reduced (but not below zero) by any bond premium previously amortized by the U.S. Holder with respect to the Note and the amount of any cash payments (other than payments of stated interest) received on the Note. Amortizable bond premium is generally defined as the excess, if any, of a U.S. Holder’s tax basis in a Note immediately after its acquisition (reduced by an amount equal to the value of the conversion option) over the sum of all amounts payable on the Note after the purchase date, other than payments of stated interest.

Such gain or loss will be long-term capital gain or loss if the U.S. Holder’s holding period with respect to its Notes is more than one year at the time of the purchase. Non-corporate U.S. Holders are generally subject to reduced rates of U.S. federal income tax on long-term capital gains. The deductibility of capital losses is subject to limitations. A U.S. Holder must calculate gain or loss separately for each block of Notes (generally, Notes acquired at the same cost in a single transaction) that are purchased pursuant to the Offers.

Interest

Amounts received by a U.S. Holder attributable to accrued but unpaid interest on a Note will be taxed as ordinary interest income for U.S. federal income tax purposes to the extent not previously included in income, regardless of whether the U.S. Holder otherwise recognizes an overall loss as a result of the purchase.

Market Discount

If a U.S. Holder acquired the Notes after their original issuance, such Notes may have market discount. The market discount on a Note is the excess, if any, of the stated principal amount of the Note over the U.S. Holder’s tax basis in the Note immediately after its acquisition. If such market discount exceeds a statutorily defined de minimis amount, any gain recognized on the sale of the Note pursuant to the Offers will be treated as ordinary income rather than capital gain to the extent of any accrued market discount on the date of sale, unless the U.S. Holder has made an election to include market discount in income as it accrues. Market discount will be treated as accruing ratably over the period from the date of the U.S. Holder’s acquisition of the Note to the maturity date of the Note or, at the election of the U.S. Holder, on a constant yield basis.

Additional tax on net investment income

U.S. Holders that are not corporations will generally be subject to a 3.8% tax (the “Medicare tax”) on the lesser of (1) the U.S. Holder’s “net investment income” for the taxable year and (2) the excess of the U.S. Holder’s modified adjusted gross income for the taxable year over a certain threshold. A U.S. Holder’s net investment income will generally include any income or gain recognized by such holder with respect to the Notes, unless such income or gain is derived in the ordinary course of the conduct of such holder’s trade or business (other than a trade or business that consists of certain passive or trading activities).

Backup Withholding and Information Reporting

The withholding agent with respect to a U.S. Holder’s Notes will generally be required to file information returns with the IRS in connection with the purchase of such Notes (except in the case of certain “exempt recipients”). Backup withholding (currently imposed at a rate of 28%) will apply unless the U.S. Holder (1) is exempt from backup withholding and, when required, demonstrates this fact or (2) provides a correct taxpayer identification number, certifies as to no loss of exemption from backup withholding (generally on IRS Form W-9) and otherwise complies with the applicable requirements of the backup withholding rules. Backup withholding is not an additional tax. Any amount so withheld will generally be allowed as a credit against the U.S. Holder’s U.S. federal income tax liability and may entitle such holder to a refund, provided that the holder timely furnishes the required information to the IRS.

Tendering Non-U.S. Holders

Purchase of the Notes

Subject to the discussion of “Accrued and Unpaid Interest” below, a Non-U.S. Holder whose Notes are purchased pursuant to the Offers will not generally be subject to U.S. federal income tax on any gain recognized on the purchase of such Non-U.S. Holder’s Notes, unless:

•	the gain is effectively connected with the conduct of a U.S. trade or business carried on by the Non-U.S. Holder (and, if required by the terms of an applicable income tax treaty, the gain is attributable to a U.S. permanent establishment of such Non-U.S. Holder); or

•	in the case of an individual Non-U.S. Holder, the Non-U.S. Holder is present in the United States for 183 days or more during the taxable year of the disposition and certain other conditions are met.

A Non-U.S. Holder described in the first bullet point above will be subject to U.S. federal income tax on the net gain derived from the purchase in the same manner as a U.S. Holder, except as otherwise required by an applicable tax treaty, and if such holder is a corporation, it will also be subject to branch profits tax at a rate of 30%, or a lower rate provided by an applicable income tax treaty. A Non-U.S. Holder described in the second bullet point above will be subject to U.S. federal income tax at a rate of 30% (or such lower rate as may be specified by an applicable tax treaty) on the gain derived from the purchase, which may be offset by certain U.S. source capital losses.

Interest

Subject to the discussion of withholding and backup withholding below, a Non-U.S. Holder will not generally be subject to U.S. federal income tax on cash received in respect of accrued but unpaid interest on the Notes, provided that

•	the interest is not effectively connected with the conduct of a U.S. trade or business carried on by such Non-U.S. Holder;

•	the Non-U.S. Holder does not actually or constructively own 10% or more of the total combined voting power of all classes of stock of the Company entitled to vote;

•	the Non-U.S. Holder is not a bank that acquired a Note in connection with an extension of credit made pursuant to a loan entered into in the ordinary course of business;

•	the Non-U.S. Holder is not a controlled foreign corporation that is related to the Company (directly or indirectly) through sufficient stock ownership; and

•	certain certification requirements are met.

These certification requirements will generally be met if the Non-U.S. Holder provides to the withholding agent an IRS Form W-8BEN or other applicable form, signed under penalties of perjury, that includes its name and address and certifies as to its non-U.S. status in compliance with applicable law and Treasury Regulations.

If any of the requirements described in the preceding first four bullet points is not satisfied, a Non-U.S. Holder will generally be subject to U.S. federal withholding tax at a rate of 30% with respect to payments pursuant to the Offers that are attributable to accrued but unpaid interest on the Notes, unless the Non-U.S. Holder provides to the withholding agent a properly executed (1) IRS Form W-8BEN or other applicable form claiming an exemption from or reduction in U.S. federal withholding tax under an applicable treaty or (2) IRS Form W-8ECI certifying that interest paid on the Notes is not subject to U.S. federal withholding tax because it is effectively connected with the conduct of a U.S. trade or business carried on by such Non-U.S. Holder. Any such effectively connected interest income will generally be subject to U.S. federal income tax in the same manner and to the same extent as if it were recognized by a U.S. Holder, unless an applicable treaty provides otherwise. In addition, if the Non-U.S. Holder is a corporation, it may be subject to branch profits tax at a rate of 30%, or a lower rate provided by an applicable treaty.

The certification requirement is not met if the withholding agent has actual knowledge or reason to know that the Non-U.S. Holder is a United States person, as defined under the Code, that is not an exempt recipient. A Non-U.S. Holder may obtain a refund of any excess amounts withheld by timely filing an appropriate claim for refund with the IRS.

Backup Withholding and Information Reporting

A Non-U.S. Holder will not generally be subject to backup withholding on proceeds from the purchase of its Notes and on the cash received for the accrued but unpaid interest on the Notes, provided that the Non-U.S. Holder provides the withholding agent with the appropriate IRS Form W-8 or otherwise establishes an exemption and the withholding agent does not have actual knowledge or reason to know that such Non-U.S. Holder is a United States person that is not an exempt recipient. Information reporting will generally apply to the portion of the proceeds from the purchase of the Notes attributable to accrued but unpaid interest paid to Non-U.S. Holders. Copies of the information returns reporting such interest and withholding may also be made available to the tax authorities in the country in which a Non-U.S. Holder resides under the provisions of an applicable income tax treaty. Additional information reporting requirements may apply to the proceeds from the purchase of the Notes.

Non-U.S. Holders should consult their tax advisors regarding the application of information reporting and backup withholding in their particular circumstances and the availability of and procedure for obtaining an exemption from backup withholding. Backup withholding is not an additional tax. Any amount so withheld will generally be allowed as a credit against the Non-U.S. Holder’s U.S. federal income tax liability and may entitle such holder to a refund, provided the holder timely furnishes the required information to the IRS.

Non-Tendering Holders

As a consequence of the reorganization Lone Star intends to effect in connection with the Merger and following the consummation of the Merger, Sterling Mid-Holdings may be required to assume the Notes pursuant to Article 5 of each of the indentures. If the reorganization is not effected, there will be no change to the Notes, and non-tendering U.S. Holders and Non-U.S. Holders will have no U.S. federal income tax consequences as a result of the Merger. The remainder of this discussion assumes that the reorganization will be effected.

The U.S. federal income tax consequences to U.S. Holders and Non-U.S. Holders that do not tender their Notes pursuant to the Offers will depend upon whether the assumption of the Notes by Sterling Mid-Holdings will result in a deemed exchange of such Notes for U.S. federal income tax purposes to such non-tendering Holders. In general, the modification of a debt instrument will result in a deemed exchange of such debt instrument for a “new” debt instrument if the modification is “significant” within the meaning of applicable Treasury Regulations. Although the matter is not free from doubt, the Company expects that the changes are not likely to constitute a “significant modification” of the terms of the Notes with respect to non-tendering Holders. If this treatment is respected, non-tendering U.S. Holders and Non-U.S. Holders will not recognize any gain or loss as a result of the assumption of the Notes.

If, contrary to the Company’s expectations, the assumption of the Notes by Sterling Mid-Holdings were to constitute a significant modification of the Notes and, therefore, a deemed exchange, a non-tendering Holder would recognize gain, if any (or might recognize loss, if any) equal to the difference between the amount realized on the deemed exchange pursuant to the Offers and the U.S. Holder’s adjusted tax basis in the Note on the date of the deemed exchange (as described above under “Tendering U.S. Holders—Purchase of the Notes”) (but in the case of a Non-U.S. Holder, such gain would be subject to U.S. tax only in the circumstances described above under “Tendering Non-U.S. Holders—Purchase of the Notes”). The amount realized on the deemed exchange would generally equal the “issue price” of the “new” note deemed to have been received. Assuming that the “new” notes are treated as “publicly traded” within the meaning of the applicable U.S. Treasury Regulations, the issue price of the “new” note would equal the fair market value of the “new” note as of its date of issuance. If the “new” notes are not publicly traded but the Notes are publicly traded, the issue price of the “new” notes should equal the fair market value of the Notes for which a substantial amount of the “new” notes is exchanged on the date of exchange, less cash attributable to accrued interest. Depending on the issue price of the “new” note, the “new” note may be treated as issued with original issue discount (“OID”). The rules regarding OID are complex, and Holders should consult their own tax advisors regarding their application.

If Sterling Mid-Holdings assumes the Notes and makes all payments due on the Notes, while not free from doubt, (1) interest income on the Notes (including any non-U.S. tax withheld on such payments and any additional amounts paid with respect thereto) will generally constitute foreign source income and “passive category income” for purposes of computing foreign tax credits, and (2) any non-U.S. withholding tax paid with respect to a U.S. Holder may be eligible for foreign tax credits (or deduction in lieu of such credits) for U.S. federal income tax purposes, subject to applicable limitations. Any gain or loss recognized from the sale, exchange, redemption or other disposition by U.S. Holders will generally be treated as U.S. source. The calculation of foreign tax credits involves the application of complex rules that depend on a U.S. Holder’s particular circumstances. U.S. Holders should consult their tax advisors regarding the availability of foreign tax credits.

Notwithstanding the foregoing, it is expected that Sterling Mid-Holdings will provide a full and unconditional indemnity and provision for additional amounts for any incremental amounts required to be withheld from payments or deliveries to Holders or beneficial owners of the Notes under applicable United States or foreign laws, rules, regulations or authorities and any other incremental tax liabilities or costs of such Holders or beneficial owners of Notes as a result of such transaction.

In addition, U.S. Holders who are individuals (and, under proposed regulations, certain entities) that own “specified foreign financial assets” with an aggregate value in excess of $50,000 on the last day of the tax year or more than $75,000 at any time during the tax year (or such larger values as specified in such legislation), are generally required to file an information report with respect to such assets with their tax returns. As a result of the assumption of the Notes by Sterling Mid-Holdings, the Notes may constitute specified foreign financial assets subject to these reporting requirements (unless the Notes are held in an account at a U.S. financial institution).

If Sterling Mid-Holdings assumes the Notes and makes all payments due on the Notes, non-tendering Non-U.S. Holder’s interest income from the Notes will not generally be subject to U.S. federal income taxation unless the income is effectively connected with such Non-U.S. Holder’s conduct of a U.S. trade or business (and, if required by an applicable income tax treaty, such payment is attributable to a permanent establishment maintained in the United States by such Non-U.S. Holder) (as described above under “Tendering Non-U.S. Holders—Interest”). Gain realized by a non-tendering Non-U.S. Holder on its disposition of the Notes will not be subject to U.S. federal income tax unless (1) the gain is effectively connected with the Non-U.S. Holder’s conduct of a U.S. trade or business (and, if required by an applicable income tax treaty, such payment is attributable to a permanent establishment maintained in the United States by such Non-U.S. Holder) or (2) the Non-U.S. Holder is an individual who is present in the United States for 183 days or more during the taxable year of the disposition and certain other conditions are met (as described above under “Tendering Non-U.S. Holders—Purchase of the Notes”).

Non-tendering U.S. Holders and Non-U.S. Holders are urged to consult their tax advisors regarding the U.S. federal income tax consequences to them of the assumption of the Notes described above.

CERTAIN FOREIGN TAX CONSIDERATIONS FOR NON-TENDERING HOLDERS

The following is a general discussion of certain United Kingdom and Jersey tax consequences for Holders who do not tender their Notes pursuant to the Offers in circumstances where Sterling Mid-Holdings assumes the obligations under the Notes following consummation of the Merger as further described in “Plans, Proposals or Negotiations” elsewhere in this Offer to Purchase. Sterling Mid-Holdings is a company incorporated in Jersey, but it is proposed that Sterling Mid-Holdings will be centrally managed and controlled so that it is resident for tax purposes in the United Kingdom.

The statements are intended only as a general guide and may not apply to certain Holders, such as dealers in securities, insurance companies, collective investment schemes or holders who have (or are deemed to have) acquired their shares by virtue of an office or employment, who may be subject to special rules.

The statements only apply to Holders who are resident outside the United Kingdom and outside Jersey and who hold the Notes as an investment rather than trading stock. The statements do not address the tax consequences for Holders who hold the Notes in connection with a trade, profession or vocation carried on in the United Kingdom or Jersey (whether through a branch, agency or permanent establishment).

Holders should consult their own tax advisers as to the consequences under the tax laws of the country of which they are resident for tax purposes and the tax laws of Jersey and the United Kingdom of acquiring, holding and disposing of Notes and receiving payments of interest, principal and/or other amounts under the Notes or in respect of an exercise of their conversion rights under the Notes. The following is based upon the law and published practice of the Jersey and United Kingdom tax authorities as in effect on the date of this Offer to Purchase and is subject to any change in law or practice that may take effect after such date (possibly with retrospective effect).

The United Kingdom Government published the Finance (No 2) Bill 2014 on March 27, 2014. Any changes to the Finance (No 2) Bill 2014 or subsequent changes to tax legislation applicable in the United Kingdom (having retrospective effect or otherwise) could affect the Company or a Holder’s tax liability in the United Kingdom. These statements assume that the Finance (No 2) Bill 2014 will receive royal assent and is formally made law in the United Kingdom without any further amendments.

Interest

Subject to the exceptions described below, an amount must generally be withheld from payments of interest on the Notes on account of United Kingdom income tax at the basic rate (currently 20%). Under the terms of the applicable indentures governing the Notes, Sterling Mid-Holdings will agree to provide a full and unconditional indemnity for such withholding to Holders in the event that Sterling Mid-Holdings assumes the obligations under the Notes pursuant to Section 5 of the applicable indentures, as more fully described in “Plans, Proposals or Negotiations” elsewhere in this Offer to Purchase

Interest on the Notes may generally be paid by Sterling Mid-Holdings without withholding or deduction on account of United Kingdom tax where the beneficial owner is a company within the charge of United Kingdom corporation tax as regards the payment of interest. Further, where an applicable double tax treaty provides for a lower rate of withholding tax (or for no tax to be withheld) in relation to interest paid to a Holder, HM Revenue & Customs can issue a notice to Sterling Mid-Holdings to pay interest to a Holder without deduction of tax (or for interest to be paid with tax deducted at the rate provided for in the relevant double tax treaty).

On the assumption that interest will be paid through a paying agent outside the United Kingdom and Jersey, interest should not be liable to deduction of Jersey retention tax or other equivalent provisions.

Jersey Probate Duty

Jersey stamp duty is payable on Jersey grants of probate and letters of administration, which will generally be required to transfer the Notes on the death of a holder of such Notes. In the case of a grant of probate or letters of administration, stamp duty is levied according to the size of the estate (wherever situate in respect of a holder of Notes domiciled in Jersey, or situate in Jersey in respect of a holder of Notes domiciled outside Jersey) and is payable on a sliding scale at a rate of up to 0.75% of such estate, and such duty is capped at £100,000.

IF YOU ARE IN ANY DOUBT AS TO YOUR TAX POSITION, YOU SHOULD CONSULT AN APPROPRIATE PROFESSIONAL ADVISER WITHOUT DELAY.

IN PARTICULAR, EXCEPT AS SET OUT ABOVE, THIS SUMMARY DOES NOT ADDRESS THE TAX CONSEQUENCES OF A CONVERSION OR DISPOSAL OF THE NOTES. IN ADDITION, EXCEPT AS SET OUT ABOVE, IT DOES NOT DISCUSS THE TAX CONSEQUENCES RELEVANT TO RETURNS ON THE NOTES.

DEALER MANAGER; INFORMATION AND TENDER AGENT

We have retained Jefferies LLC to act as the Dealer Manager and Global Bondholder Services Corporation to act as Information and Tender Agent in connection with the offer. In its role as dealer manager, Jefferies LLC may contact brokers, dealers and similar entities and may provide information regarding the Offers to those that it contacts or persons that contact it. We have agreed to pay the dealer manager and the Information and Tender Agent customary fees for their services in connection with the Offers. We have also agreed to indemnify them against certain liabilities, including liabilities under the U.S. federal securities laws. We will not pay any fees or commissions to any broker, dealer or other person, other than the dealer manager and the Information and Tender Agent, in connection with the solicitation of tenders of Notes pursuant to the Offers. We will, however, reimburse brokers, dealers, commercial banks and trust companies for customary mailing and handling expenses incurred by them in forwarding this document and related materials to their clients.

The Dealer Manager and/or its affiliates may participate in the Offers to the extent that any of the Notes held or beneficially owned by them are validly and not validly withdrawn tendered and accepted by us for purchase pursuant to the Offers. The Dealer Manager may also participate in the tender offer itself, subject to applicable law. At any given time, the Dealer Manager may trade in the Notes or other of our or our affiliates’ securities for their own account or for the accounts of their customers, and accordingly, may hold a long or a short position in the Notes or such other securities.

The Dealer Manager or its affiliates have provided other investment and commercial banking and financial advisory services to us and our affiliates. The Dealer Manager and its affiliates may in the future provide various investment and commercial banking and other services to us and our affiliates for which they would receive customary compensation.

An affiliate of Jefferies LLC is currently acting as financial advisor to Lone Star in connection with the Merger. An affiliate of Jefferies LLC has also committed to providing bridge loan funding to the Purchaser Parties in connection with the Merger and will act as an initial purchaser in connection with the Offering of New Notes.

None of the Dealer Manager or the Information and Tender Agent assumes any responsibility for the accuracy or completeness of the information contained in this document or for our failure to disclose events that may have occurred and may affect the significance or accuracy of such information.

In connection with the Offers, our directors, officers and regular employees (who will not be specifically compensated for such services) may solicit tenders of Notes by use of the mail, personally or by telephone.

Jurisdictional Restrictions

The Offers are not being made to any Holder of Notes in Jersey and no person shall circulate in Jersey this Offer to Purchase or the related Letter of Transmittal.

CERTAIN LEGAL MATTERS; REGULATORY APPROVALS

We are not aware of any license or regulatory permit that is material to our business that might be adversely affected by our acquisition of the Notes as contemplated pursuant to the Offers, nor are we aware of any approval or other action by any government or governmental, administrative or regulatory authority, agency or body, domestic, foreign or supranational, that would be required for our acquisition or ownership of the Notes as contemplated by the Offers. Should any such approval or other action or notice filings be required, we presently contemplate that we will seek that approval or other action and make or cause to be made such notice filings. We cannot predict whether we will be required to delay the acceptance for payment of or payment for the Notes tendered in the Offers pending the outcome of any such approval or other action. There can be no assurance that any such approval or other action, if needed, would be obtained or would be obtained without substantial cost or conditions or that the failure to obtain the approval or other action might not result in adverse consequences to our business and financial condition. Our obligations pursuant to the Offers to accept for payment and pay for the Notes are subject to the satisfaction of certain conditions described under the heading “Conditions of the Offers; Extension; Amendment; Termination.”

ADDITIONAL INFORMATION

Until we file our Form 15 following consummation of the Merger and such Form 15 goes effective 90 days after filing, we currently are and will be subject to the information requirements of the Exchange Act, and in accordance therewith file reports and other information with the SEC. You may read and copy any document we file with the SEC at the SEC’s public reference rooms at 100 F Street, N.E., Washington, D.C. 20549. Please call the SEC at 1-800-SEC-0330 for further information on the public reference rooms. The SEC also maintains a website that contains reports, proxy and information statements, and other information regarding registrants that file electronically with the SEC (http://www.sec.gov). In addition, we maintain a website that contains information about the Company at http://www.dfcglobalcorp.com. Information on or accessible through our website is not a part of and is not incorporated by reference into this Offer to Purchase. These documents contain important information about us and we urge you to obtain copies and review them carefully.

We have filed with the SEC a Tender Offer Statement on Schedule TO (the “Schedule TO”), pursuant to Section 13(e) of the Exchange Act and Rule 13e-4 promulgated thereunder, furnishing certain information with respect to the Offers. The Schedule TO, together with any exhibits or amendments thereto, may be examined and copies may be obtained at the same places and in the same manner as set forth above.

Any questions or requests for assistance may be directed to the Dealer Manager or the Information and Tender Agent at their respective addresses and telephone numbers as set forth on the back cover of this Offer to Purchase. Any requests for additional copies of this Offer to Purchase, the Letter of Transmittal or related documents may be directed to the Information and Tender Agent. A Holder may also contact such Holder’s broker, dealer, commercial bank, trust company or other nominee for assistance concerning the Offer.

INCORPORATION OF CERTAIN DOCUMENTS BY REFERENCE

We are incorporating by reference the information we file with the SEC, which means that we can disclose important information to you by referring to those documents. The information incorporated by reference is an important part of this Offer to Purchase. Any statement contained in a document which is incorporated by reference in this Offer to Purchase is automatically updated and superseded if information contained in this Offer to Purchase, or information that we later filed with the SEC, modifies or replaces this information. We incorporate by reference the following documents we have filed with the SEC:

•	our Annual Report on Form 10-K for the fiscal year ended June 30, 2013 and filed with the SEC on August 29, 2013 (including the portions of any proxy statement for a 2014 annual meeting of shareholders incorporated by reference therein);

•	our Quarterly Reports on Form 10-Q for the fiscal quarter ended September 30, 2013 and filed with the SEC on November 12, 2013, for the fiscal quarter ended December 31, 2013 and filed with the SEC on February 10, 2014, and for the fiscal quarter ended March 31, 2014 and filed with the SEC on May 12, 2014;

•	our Current Reports on Form 8-K filed with the SEC on July 2, 2013, October 30, 2013, November 21, 2013, December 19, 2013, December 23, 2013, February 3, 2014, March 26, 2014, April 2, 2014 (except with respect to Item 2.02 of such report and Exhibits 99.1 and 99.2 thereto), and April 14, 2014; and

•	the description of our common stock contained in our Registration Statement on Form S-3 filed with the SEC on December 31, 2009, together with all amendments and reports updating such description.

We are not incorporating by reference any documents or portions thereof or exhibits thereto specifically listed above that are deemed furnished and not filed with the SEC.

The Tender Agent for the Offers is:

Global Bondholder Services Corporation

By Regular, Registered or Certified Mail Hand or Overnight Delivery:	By Facsimile Transmission (for Eligible Institutions only) (212) 430-3775/3779
Global Bondholder Services Corporation
65 Broadway—Suite 404 New York, New York 10006 Attention: Corporate Actions	To confirm receipt of facsimile by telephone: (212) 430-3774

Any questions or requests for assistance may be directed to the Dealer Manager or the Information and Tender Agent at their respective telephone numbers as set forth below. Any requests for additional copies of this Offer to Purchase, the Letter of Transmittal or related documents may be directed to the Information and Tender Agent. A Holder may also contact such Holder’s broker, dealer, commercial bank, trust company or other nominee for assistance concerning the Offer.

The Information and Tender Agent for the Offers is:

Global Bondholder Services Corporation

Global Bondholder Services Corporation

65 Broadway—Suite 404

New York, New York 10006

Banks and Brokers, Call Collect:

1-212-430-3774

All Others Call Toll Free:

1-866-470-4300

The Dealer Manager for the Offers is:

Jefferies LLC

520 Madison Avenue

New York, NY 10022

(877) 547-6340